UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 13 November, 2008

ASX & MEDIA RELEASE
13 NOVEMBER, 2008

INDEPENDENT DATA MONITORING COMMITTEE RECOMMENDS MARSHALL EDWARDS, INC.’S OVATURE TRIAL CONTINUE

Novogen Limited’s U.S. subsidiary, Marshall Edwards, Inc. (Nasdaq: MSHL) has just made the following announcement:

New Canaan, CT, November 12, 2008 - The Independent Data Monitoring Committee (IDMC) constituted to oversee the conduct of the Phase III OVArian TUmor REsponse (OVATURE) Trial, yesterday recommended continuation of the study.

The OVATURE trial is a major multi-center international Phase III clinical trial of orally-administered investigational drug phenoxodiol in combination with carboplatin in women with advanced ovarian cancer resistant or refractory to platinum-based drugs, to determine its safety and effectiveness when used in combination with carboplatin.

The IDMC is responsible to ensure that patients recruited to the study are not exposed to unnecessary safety risks, that the study continues to meet its clinical objectives, that it is run according to the required standards of Good Clinical Practice, and that recruitment progress is satisfactory.   Following yesterday’s review of recruitment progress, as well as safety and efficacy data, the Committee has recommended that the study remains open and continue as planned towards its accrual target of 340 patients.

“We are extremely pleased with this outcome and the recommendation of the Independent Data Monitoring Committee to continue the study,” said Professor Husband, Group Director of Research.

“We are pleased to report that at the time of the Committee meeting, 78 patients had completed on the study, and a substantial data set was made available for review.  While site recruitment was slower than expected in the early stages of the study, we now have 75 sites involved and the pace of recruitment has increased significantly.  We will continue to apply all possible strategies to ensure the study continues towards its interim and final analysis endpoints,” Professor Husband said.

The OVATURE trial is recruiting ovarian cancer patients whose cancer initially responded to chemotherapy, but has since become resistant or refractory to traditional platinum treatments.  Patients are being recruited at clinical sites across USA, UK, Europe and Australia.  Currently 75 sites are participating in this study, 39 sites in the U.S., 30 in Europe/UK, 6 sites in Australia, and additional sites may be opened as the opportunity arises.

The OVATURE trial has been approved by the U.S. Food and Drug Administration (FDA) under a Special Protocol Assessment (SPA) program, indicating that the study’s design, clinical endpoints, and statistical analyses are acceptable to FDA.   The protocol provides for an interim analysis of the data, which, if statistically significant, can be used to support a request for accelerated marketing approval.  An analysis of interim results will be possible after the targeted patient recruitment to this study is completed and 95 patients have disease progression.  The OVATURE trial is sponsored by Marshall Edwards, Inc. (NASDAQ: MSHL), the developer of phenoxodiol.
Patients and caregivers who are interested in learning more about the OVATURE trial should visit a website for this study at www.OVATUREtrial.com.

About phenoxodiol:

Phenoxodiol is being developed as a chemosensitizing agent in combination with platinum drugs for late stage, chemoresistant ovarian cancer and as a monotherapy for prostate and cervical cancers.  It has a unique mechanism of action, binding to cancer cells via a cell membrane oxidase, causing major downstream disturbances in expression of proteins necessary for cancer cell survival and responsible for the development of drug resistance.

In cancer cells, phenoxodiol appears to selectively inhibit the regulator known as S-1-P (sphingosine-1-phosphate) that is overexpressed in cancer cells.  In response to phenoxodiol, the S-1-P content in cancer cells is decreased, with a consequent decrease in expression of the pro-survival proteins XIAP and FLIP, inducing cancer cell death via caspase expression and promoting sensitivity to other chemotherapeutics.  Indeed, in laboratory studies, it has been demonstrated that drug-resistant ovarian cancer cells pre-treated with phenoxodiol were killed with lower doses of chemotherapy drugs.

Importantly, phenoxodiol has been shown not to adversely affect normal cells in animal and laboratory testing.

Phenoxodiol is being investigated as a therapy for late-stage, chemoresistant ovarian, prostate and cervical cancers.  Phenoxodiol has received Fast Track status from the FDA to facilitate its development as a therapy for recurrent ovarian and prostate cancers.

Phenoxodiol is an investigational drug and, as such, is not commercially available.  Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by FDA as being safe and effective for the intended use.

Phenoxodiol is the first of a family of compounds in the Marshall Edwards, Inc. drug pipeline of flavonoid derivatives.

About Marshall Edwards, Inc:

Marshall Edwards, Inc. (NASDAQ: MSHL) is a specialist oncology company focused on the clinical development of novel anti-cancer therapeutics.  These derive from a flavonoid technology platform, which has generated a number of novel compounds characterized by broad ranging activity against a range of cancer cell types with few side effects.  The combination of anti-tumor cell activity and low toxicity is believed to be a result of the ability of these compounds to target an enzyme present in the cell membrane of cancer cells, thereby inhibiting the production of pro-survival proteins within the cell.  Marshall Edwards, Inc. has licensed rights from Novogen Limited (NASDAQ: NVGN) to bring three oncology drugs – phenoxodiol, triphendiol and NV-143 – to market globally.  The Company's lead investigational drug, phenoxodiol, is in a Phase III multinational multi-centered clinical trial for patients with recurrent ovarian cancer.  More information on the trial can be found at http://www.OVATUREtrial.com.

Marshall Edwards, Inc. is majority owned by Novogen (ASX: NRT, NASDAQ: NVGN), an Australian biotechnology company that is specializing in the development of therapeutics based on a flavonoid technology platform.  Novogen is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases.  More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com  and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

More information on the Novogen group of companies can be found at www.novogen.com.